Terra Industries Inc. 600 Fourth Street P.O. Box 6000 Sioux City, IA 51102-6000 Telephone: (712) 277-1340
June 20, 2008
Mr. Joseph Foti
Securities and Exchange Commission
Division of Corporation Finance — Mail Stop 3561
100 F Street
Washington, DC 20549-3561

Re:	Terra Industries Inc. File No. 001-08520 Form 10-K: For the Fiscal Year Ended December 31, 2007
Dear Mr. Foti:
This letter contains the responses of Terra Industries Inc. (Terra) to your letter dated June 9, 2008. For convenient reference, each of the comments contained in your comment letter appears directly above our response to that comment.
Plant Turnaround Costs
1.	Please explain to us the type and nature of maintenance costs that you defer as plant turnaround costs and how these costs differ from the maintenance and repair cost that you expense as incurred. Please be detailed in your response.
Terra Response:
Terra’s nitrogen manufacturing facilities generally operate on a 24/7 continuous basis for a period of two to three years. Scheduled plant shutdowns (turnarounds) are then performed to replace worn major equipment items such as compressors, heat exchangers, pumps, valves, catalysts, piping, motors, etc. Terra has concluded that expenditures for replacing these components/parts (including the direct labor required to replace the components/parts) meet the definition of an “asset” as defined by paragraph 25 of FASB Concepts Statement 6. Terra follows the deferral method of FASB Staff Position (FSP) AUG AIR-1, Accounting for Planned Major Maintenance Activities. These replacement items have a useful life expectancy of two to three years and the associated costs are capitalized and amortized over the estimated useful life (i.e. when the next turnaround is expected to occur).

Securities and Exchange Commission
June 20, 2008

Maintenance and repair expenditures that do not improve or extend productive asset life (gaskets, gauges, bearings, painting, lubrication and cooling fluids) are expensed in the period incurred.
Impairment of Beaumont Assets
2.	We note that you have entered into an agreement to sell your Beaumont, Texas facility to Eastman Chemical and expect to close the sale on or before January 1, 2009. Please explain why the Beaumont assets are not classified as held for sale and the earnings related to these assets in discontinued operations. For guidance refer to SFAS 144.
Terra Response:
The contract with Eastman Chemical states the closing shall occur on a date mutually agreeable to both parties but no later than January 1, 2009. In the event Eastman Chemical desires to close prior to January 1, 2009, Terra would need to assign its service agreement with Methanex (which does not expire until December 31, 2008) to Eastman Chemical. See the disclosure of Terra’s agreement with Methanex in Item 1 of the Form 10-K, specifically within the Methanol Business Segment. Under the Asset Purchase Agreement between Terra and Eastman Chemical, Eastman Chemical would be required to make up the loss of revenue or economic cost of the assignment of the Methanex service agreement. Given this stipulation, Terra concluded at December 31, 2007 it was remote that the sale to Eastman Chemical would occur before January 1, 2009. Accordingly, the time frame for closing exceeded one year as of December 31, 2007 and the Company determined that the assets and liabilities did not meet the qualification for classification as held for sale in accordance with the requirements of SFAS 144, specifically paragraph 30.
Upon filing our March 31, 2008 Form 10-Q (see footnote 2), we classified the Beaumont assets as held for sale and results of operations as discontinued since the contractual closing date was within one year.
Equity Investments — United Kingdom
3.	In regards to your GrowHow UK Limited investment, it appears that your voting rights may not be proportionate to your economic interests. We note that you are (i) eligible to receive additional consideration based on future operating cash flows; (ii) responsible for remediation costs required to prepare the Severnside site for disposal; and (iii) also entitled to receive any excess sales proceeds above the cost of remediation. Please explain consideration given to consolidation under FIN 46(R).

Securities and Exchange Commission
June 20, 2008

Terra Response:
Terra and Kemira GrowHow Oyj (Kemira) entered into a Joint Venture Contribution Agreement and Shareholders’ Agreement on September 14, 2007 (filed as Exhibits 10.1 and 10.2 to Terra Industries Inc.’s Form 10-Q dated October 29, 2007). As part of the joint venture and shareholder agreements Terra and Kemira each received equal ownership, earnings and loss allocation rights, distribution rights, voting rights and Board representation (50%). Each joint venture owner is entitled to equal distribution allocations, subject to satisfaction of the balancing consideration noted below.
Pursuant to the Joint Venture Contribution Agreement, Terra contributed its manufacturing facilities at Billingham, England and Severnside, England and Kemira contributed its facility at Ince, England. At the time of entering the agreements, Terra’s fair value of assets contributed was estimated to be greater than Kemira’s. As a result, an amount identified as “balancing consideration” would be paid to Terra at the end of a specified period (2010) to reflect the difference between the initial asset contributions and its 50% interest in future earnings or losses and distributions. The contractual minimum balancing consideration amount specified in the agreement was £20.0 million with a maximum amount of £60.0 million, based on EBITDA levels for the period 2008 through 2010. (Joint Venture Contribution Agreement Schedule 12 — Balancing Consideration)
The Joint Venture Contribution Agreement also contained provisions (Section 8 — Facility Rationalisation, Section 9 — Scrubbing System) that specified each contributing shareholder’s obligations and benefits in the event the joint venture decided to cease operations and dispose of a production facility or were required to modernize specified environmental systems. Each contributing shareholder was obligated to pay closure or modifications costs for the facilities each shareholder contributed. Any sales proceeds of a facility were for the benefit to the contributing shareholder.
In determining the accounting for the joint venture, we considered the provisions of FIN 46(R), specifically paragraphs 4 and 5. In assessing paragraph 4 of FIN 46(R), Terra concluded that GrowHow UK Limited did not qualify for a scope exception under sub paragraph 4.h.3. We considered the following factors and determined that while this joint venture was within scope, consolidation was not required:
➢	Paragraphs 5.a-c. of the FIN 46(R) interpretation specifies criteria to evaluate whether an entity should be consolidated. Paragraph 5.a requires consideration about whether the joint venture has sufficient equity at risk to permit the entity to finance activities without additional subordinated financial support by any parties, including equity holders. As discussed below in Terra’s consideration of paragraph 9, Terra concluded there is sufficient equity at risk.

➢	Terra also considered the qualitative considerations as outlined in sub paragraphs 1 – 4 of 5.a. and concluded that none of the criteria are met in that they would require Terra to conclude the equity at risk is not sufficient. Specifically, both venture partners

Securities and Exchange Commission
June 20, 2008

participate significantly in profits and losses of the venture, neither party’s equity interests in the entity were issued in exchange for subordinated interests in other variable interest entities, and the equity investments of each venture partner were not provided to, or financed by, other parties involved with the entity.

➢	Paragraph 9 of the FIN 46(R) interpretation specifies that an equity investment at risk of less than 10% of the entity’s total assets shall not be considered sufficient to permit the entity to finance its activities without subordinated financial support in addition to the equity investment unless the equity investment can be demonstrated to be sufficient. At the formation of the joint venture, Terra calculated the percentage of equity to total assets noting it was approximately 32%, which is greater than the 10% threshold. In addition, Terra looked at the financial projections of the joint venture for the next five years (including the cash outflow for the required balancing payment to Terra at the end of 2010) and concluded it probable the joint venture would generate positive cash flows over the five year period.

➢	Paragraph 5.b states three characteristics of a controlling financial interest that the equity holders, as a group, must not lack. As Terra and Kemira are both equity holders, and collectively (as a group) hold all the voting rights and receive all of the expected losses and expected residual returns of the entity, we concluded that the equity holders as a group do not lack any of the characteristics specified in paragraph 5.b.

➢	Paragraph 5.c. states that consolidation would be required if (a) an equity investor’s voting rights are not proportional to the economic interests and (b) substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. We do meet condition (a), as our economic interest slightly exceeds 50% while our voting rights are equal to 50%. However, we do not meet condition (b), as substantially all of the entity’s activities are not conducted on behalf of Terra. The entity produces fertilizer. The raw materials used in the production process are purchased from parties other than Terra, and the outputs are sold to parties other than Terra. As a result, we do not believe item (b) above was met.
Based on the analysis above, we concluded that GrowHow UK Limited is not a variable interest entity pursuant to FIN 46(R). Accordingly, we evaluated whether we have control over the entity pursuant to ARB 51. As the entity is subject to the joint control of the two venture partners, neither of whom can unilaterally direct the operations of GrowHow UK Limited, we concluded that we do not control GrowHow UK Limited and therefore are precluded from consolidating the entity. However, we concluded that it was important to transparently disclose the significant terms of the arrangement so that investors have a complete understanding of the manner in which we share in the risks and rewards of the entity.
As requested in your letter, we hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
June 20, 2008

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
If you have any additional questions or comments, please contact me at 712-277-7233, or send a fax to me at 712-294-1222.
Sincerely,
/s/ Daniel D. Greenwell
Daniel D. Greenwell
Senior Vice President and Chief Financial Officer
Terra Industries Inc.